UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CAT9 Group Inc.

(fka, ANDES 4 Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14875C106

(CUSIP Number)

MeiHong "Sanya" Qian

Yudong Miaoshitai #46-9, Banan District, Chongqing, China  401320

 86 023 6293 2061

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MeiHong “Sanya” Qian
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000,000
8.	Shared Voting Power
9.	Sole Dispositive Power 10,000,000
10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person INDIVIDUAL

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D/A relates to the common stock, $0.0001 par value, of CAT9 Group Inc., formerly, ANDES 4 Inc., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at Yudong Miaoshitai #46-9, Banan District, Chongqing, China 401320.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by  and MeiHong "Sanya" Qian, (the “Reporting Person”) a citizen of the People's Republic of China, residing at Yudong Miaoshitai #46-9, Banan District, Chongqing, China 401320.

(a) MeiHong "Sanya" Qian

(b) The business address of Ms. Qian is Yudong Miaoshitai #46-9, Banan District, Chongqing, China 401320.

(c) Ms. Qian's principal occupation is acting as Chief Financial Officer and Secretary of the Issuer.

(d) Ms. Qian has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Ms. Qian has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Qian is a citizen of the People's Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 2, 2016, Ms. Qian was issued 4,000,000 shares of the Issuer's restricted common stock from the Company in a private transaction for consideration of services provided and services to be provided to the Board of Directors for the Issuer. The shares were issued in lieu of compensation for the services provided and services to be provided.

On December 26, 2016, Ms. Qian consented to a cancellation of 3,600,000 shares of her shares pursuant to the terms of a Share Exchange Agreement. On December 27, 2016, Ms. Qian was issued 7,600,000 shares of restricted common stock from the Company as a result of a Share Exchange Agreement and with her existing position of 400,000 shares; she held 8,000,000 at December 27, 2016.

On May 10, 2017, Ms. Qian purchased 2,000,000 shares of the Issuer’s restricted common stock from the Company in a private transaction at $0.0001.

For purposes of this Schedule 13D/A, the total number of shares reported as beneficially owned by the Reporting Person is 10,000,000 shares.

ITEM 4. PURPOSE OF TRANSACTION.

Ms. Qian holds the Issuer's securities for investment purposes and intends to continue to evaluate their respective investments in the securities. Ms. Qian intends to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to his shares of common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the filing date of the Schedule 13D/A, Ms. Qian may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote the 10,000,000 shares of Common Stock, which represents approximately 9.9% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Ms. Qian by 101,000,000 shares (the number of outstanding shares of common stock of the Issuer as of the filing date of this Schedule 13D/A).
(b)	The responses of Ms. Qian to Items 7-11 of the cover page of this Schedule 13D/A are incorporated by reference.
(c)	Except as set forth or incorporated herein, Ms. Qian has not effected any transactions in the shares of the Issuer during the past 60 days.
(d)	Not applicable
(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2017

By:	/s/ MeiHong "Sanya" Qian
MeiHong "Sanya" Qian, Chief Financial Officer, and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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